EXHIBIT 99.1

Profound Medical Announces Fourth Quarter and Full Year 2021 Financial Results

TORONTO, March 03, 2022 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue, today reported financial results for the fourth quarter and full year ended December 31, 2021. Unless specified otherwise, all amounts in this press release are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Full Year 2021 and Recent Corporate Highlights

  On March 3, 2021, the Company announced the appointment of Cynthia Lavoie Ph.D., MBA, to its Board of Directors.
  On May 6, 2021, Profound announced a multi-site imaging center agreement for TULSA-PRO® with Akumin Inc., a leading provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States.
  On January 5, 2022, the Company announced the appointment of accomplished global medical device industry veteran, Kenneth Knudson, as Chief Commercial Officer.
  On January 18, 2022, Profound announced that the first patients had been treated in ‘CAPTAIN’, a prospective, randomized Level 1 clinical trial comparing the safety of efficacy of the TULSA procedure (performed with the TULSA-PRO® system) with radical prostatectomy (“RP”) in men with organ-confined, intermediate-risk, Gleason Score 7 (Grade Group 2 and 3) prostate cancer.
  On March 1, 2022, Profound confirmed the TULSA-PRO® system’s compatibility with GE Healthcare’s 3T Magnetic Resonance Imaging (“MRI”) scanners, which represent the largest installed base of MRI scanners in the United States. Profound subsequently signed the first agreement for a TULSA-PRO® system interfaced with a GE scanner with Boston’s renowned Brigham and Women's Hospital.

“Despite facing COVID-19 headwinds that impacted the pace of new U.S. TULSA-PRO® installations in the first three quarters of 2021, the opportunity that we see for the technology remains intact,” said Arun Menawat, Profound’s CEO and Chairman. “Indeed, with many of the leading hospitals in the U.S. being early adaptors of the technology, and clinicians already treating an unrivaled variety of prostate disease patients, we are well ahead of where competing treatment technologies were in their first two years post-launch. TULSA-PRO® installations in the United States increased significantly in Q4-2021, and that trend has continued so far in the current quarter. We believe this bodes well for potential higher revenue growth in 2022.”

Summary Fourth Quarter 2021 Results

For the quarter ended December 31, 2021, the Company recorded revenue of approximately $1.0 million, with the full amount coming from recurring revenue, which consists of the sale of TULSA-PRO® consumables, lease of medical devices, procedures and services associated with extended warranties. This compares to revenue of approximately $2.9 million in the same three-month period a year ago, which included $600,000 in recurring revenue and $2.3 million from the one-time sale of capital equipment in international markets.

Total operating expenses, which consist of research and development (“R&D”), general and administrative (“G&A”), and selling and distribution expenses, were approximately $10.2 million in the fourth quarter of 2021, an increase of 69% compared with approximately $6.1 million in the fourth quarter of 2020.

Expenditures for R&D for the three months ended December 31, 2021 were approximately $4.7 million, an increase of 87% compared with approximately $2.5 million in the three months ended December 31, 2020, primarily driven by increased spending on R&D initiatives for new designs, technology improvements and different magnet compatibility, options awarded to employees, additional headcount and increased travel for off-site MRI testing.

G&A expenses for the 2021 fourth quarter increased by 80% to approximately $3.2 million, compared with approximately $1.8 million in the same period in 2020, due to higher consulting fees, legal and accounting fees, options awarded to employees, increased license costs for enterprise resource planning (“ERP”) and customer relationship management (“CRM”) software, and an overall increase to general expenses as offices continue to reopen from COVID-19 restrictions, partially offset by salary adjustments and lower bonuses awarded to management in 2021.

Fourth quarter 2021 selling and distribution expenses increased by 32% to approximately $2.3 million, compared with $1.7 million in the fourth quarter of 2020. While selling and distribution expenses have historically been lower than R&D expenses, Profound continues to expect that, in the future, selling and distribution expenses will exceed R&D expenses as the Company continues to commercialize the TULSA-PRO® system in the United States.

Net finance costs for the three months ended December 31, 2021 were approximately $464,000, compared with approximately $3.0 million in the three months ended December 31, 2020.

Fourth quarter 2021 net loss was approximately $10.2 million, or $0.49 per common share, compared to approximately $7.5 million, or $0.38 per common share, in the three months ended December 31, 2020.

Summary Full Year 2021 Results

For the year ended December 31, 2021, the Company recorded revenue of approximately $6.9 million, with $3.7 million from recurring revenue and $3.2 million from the one-time sale of capital equipment. This compares to revenue of approximately $7.3 million in the twelve months ended December 31, 2020. While recurring revenues increased 37% in 2021 over 2020, this was offset by a 31% decline in one-time capital sales as international markets continued to be negatively impacted by COVID-19.

Profound’s full year 2021 total operating expenses were approximately $33.2 million, a 49% increase compared to approximately $22.3 million in the same period of 2020.

Expenditures for R&D for the 12 months ended December 31, 2021 were approximately $15.3 million, an increase of 54% compared with approximately $9.9 million in 2020. This was primarily driven by increased spending on materials and R&D projects for technology improvements and upgrades, new system designs and MRI usage related to different magnet compatibility, options awarded to employees, additional headcount, increased travel due to restrictions being lifted, additional lab area rentals in Germany for design improvements, and an overall increase to general expenses.

G&A expenses for the year ended December 31, 2021 increased 36% to approximately $10.3 million from $7.6 million for the year ended December 31, 2020. This was due to increased legal and accounting fees, options awarded to employees, increased license costs for ERP and CRM software, and an overall increase to general expenses as offices continue to reopen from COVID-19 restrictions, partially offset by salary adjustments and lower bonuses awarded to management in 2021.

Full year 2021 selling and distribution expenses were approximately $7.7 million, an increase of 57% from $4.9 million in 2020. Salaries and benefits, share based compensation, marketing and travel expenses were higher due to increased salesforce, options awarded to employees, increased marketing campaigns and conferences in the U.S., and travel restrictions being removed.

Full year net finance costs for 2021 were approximately $303,000, compared with approximately $2.7 million in 2020.

The Company recorded a net loss for the year ended December 31, 2020 of approximately $30.7 million, or $1.50 per common share, compared to approximately $21.6 million, or $1.25 per common share, for the year ended December 31, 2020.

Liquidity and Outstanding Share Capital

As at December 31, 2021, Profound had cash of approximately $67.2 million.

As at March 3, 2022, Profound had 20,776,217 common shares issued and outstanding.

For complete financial results, please see Profound’s filings at www.sedar.com, www.sec.gov and on the Company’s website at www.profoundmedical.com under “Financial” in the Investors section. A hard copy of the Company’s annual report can also be requested free of charge at the bottom of the Investors section of its website.

Management Changes

Profound is pleased to announce that Rashed Dewan has been promoted from Chief Accounting Officer, VP Finance, Manufacturing & HR Operations to the position of Chief Financial Officer.

“Rashed has played a key role and greatly contributed to the leadership of Profound since first joining the Company as Corporate Controller in July 2015,” said Dr. Menawat. “This promotion formalizes the additional responsibilities that he has taken on over the past few quarters, and we are looking forward to continuing to benefit from his unwavering passion and commitment to our success.”

Conference Call Details

Profound Medical is pleased to invite all interested parties to participate in a conference call today, March 3, 2022, at 4:30 pm ET during which time the results will be discussed.

Live Call:	1-833-710-1825 (Canada and the United States)

1-929-517-0404 (International)

Conference ID:	9608479

The call will also be broadcast live and archived on the Company's website at www.profoundmedical.com under "Webcasts" in the Investors section.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (“BPH”). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, BPH, uterine fibroids, palliative pain treatment and osteoid osteoma. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it will have on Profound’s operations, the demand for its products, global supply chains and economic activity in general. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849

Profound Medical Corp.
Consolidated Balance Sheets
As at December 31, 2021 and 2020

	2021 $	2020 $

Assets

Current assets
Cash	67,152	83,913
Trade and other receivables	1,412	7,431
Inventory	7,413	5,331
Prepaid expenses and deposits	1,148	1,067
Total current assets	77,125	97,742

Trade and other receivables	3,622	-
Property and equipment	788	859
Intangible assets	1,435	1,898
Right-of-use assets	1,116	1,424
Goodwill	2,689	2,678

Total assets	86,775	104,601

Liabilities

Current liabilities
Accounts payable and accrued liabilities	3,180	3,382
Deferred revenue	477	358
Provisions	87	195
Other liabilities	-	99
Derivative financial instrument	161	450
Lease liabilities	250	312
Income taxes payable	-	13
Total current liabilities	4,155	4,809

Deferred revenue	875	1,078
Lease liabilities	1,127	1,364

Total liabilities	6,157	7,251

Shareholders’ Equity

Share capital	219,579	211,527
Contributed surplus	16,986	11,250
Accumulated other comprehensive loss	4,746	4,567
Deficit	(160,693)	(129,994)

Total Shareholders’ Equity	80,618	97,350

Total Liabilities and Shareholders’ Equity	86,775	104,601

Profound Medical Corp.
Consolidated Statements of Loss and Comprehensive Loss
For the years ended December 31, 2021 and 2020

	2021 $	2020 $

Revenue
Capital equipment	3,150	4,581
Recurring - non-capital	3,723	2,723
	6,873	7,304
Cost of sales	3,921	3,830
Gross profit	2,952	3,474

Operating expenses
Research and development	15,277	9,912
General and administrative	10,314	7,565
Selling and distribution	7,652	4,860
Total operating expenses	33,243	22,337

Operating Loss	30,291	18,863

Net finance costs	303	2,714

Loss before taxes	30,594	21,577

Income taxes	105	45

Net loss attributed to shareholders for the year	30,699	21,622

Other comprehensive loss
Item that may be reclassified to loss
Foreign currency translation adjustment net of tax	(179)	2,802

Net loss and comprehensive loss for the year	30,520	24,424

Loss per share
Basic and diluted loss per common share	1.50	1.25

Profound Medical Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2021 and 2020

	2021 $	2020 $

Operating activities
Net loss for the year	(30,699)	(21,622)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment	518	352
Amortization of intangible assets	1,029	881
Depreciation of right-of-use assets	332	305
Share-based compensation	7,205	3,018
Interest and accretion expense	67	543
Deferred revenue	(90)	257
Change in fair value of derivative financial instrument	(293)	237
Change in amortized cost of trade and other receivables	448	-
Change in fair value of contingent consideration	-	90
Changes in non-cash working capital balances
Investment tax credits receivable	-	179
Trade and other receivables	1,996	(4,028)
Prepaid expenses and deposits	(78)	(17)
Inventory	(2,491)	(2,141)
Accounts payable and accrued liabilities	(356)	102
Provisions	(110)	71
Income taxes payable	(13)	1
Foreign exchange on cash	175	1,198
Net cash flow used in operating activities	(22,360)	(20,574)

Investing activities
Purchase of property and equipment	(32)	-
Purchase of intangible assets	(561)	(350)
Total cash used in investing activities	(593)	(350)

Financing activities
Issuance of common shares	-	85,523
Transaction costs paid	-	(6,429)
Payment of other liabilities	(99)	(212)
Payment of long-term debt and interest	-	(9,317)
Proceeds from share options exercised	595	1,826
Proceeds from warrants exercised	5,838	16,331
Payment of lease liabilities	(386)	(289)
Total cash from financing activities	5,948	87,433

Net change in cash during the year	(17,005)	66,509
Foreign exchange on cash	244	2,604
Cash – Beginning of year	83,913	14,800
Cash – End of year	67,152	83,913